

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 31, 2018

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings, Inc.
1510 West Loop South
Houston, Texas 77027

   Re: Landcadia Holdings, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 31, 2018
     File No. 001-37788

Dear Mr. Fertitta:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Lisa M. Kohl for

         Mara L. Ransom
         Assistant Director
         Office of Consumer Products

cc: Steve Schenithal; Elliot Smith